April 29, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Mark Webb, Legal Branch Chief

Re:	Responses to Comments on Amendment No. 1 to the Registration Statement on Form 10 filed by Floridian Financial Group, Inc. on April 13, 2009 (File No. 000-53589)

Dear Mr. Webb:

Floridian Financial Group, Inc. (the “Company”) hereby provides the following responses in reply to the Staff’s comment letter dated April 23, 2009 (the “Comment Letter”) in connection with the above-referenced Registration Statement and certain related documents.

The responses to the Staff’s comments are numbered to relate to the corresponding comments in the Comment Letter. For your convenience, each of the Company’s responses is preceded with an italicized recitation of the corresponding comment in the Comment Letter.

Concurrently with the filing of this letter, the Company is filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to Registration Statement on Form 10 (“Amendment No. 2”), to revise and supplement the disclosure as requested by the Staff in the Comment Letter. In order to facilitate your review, together with a hard copy of this letter, the Company’s counsel is forwarding to you copies of Amendment No. 2, which are marked to show changes from Amendment No. 1 to the Registration Statement on Form 10 (“Amendment No. 1”) that was filed with the Commission on April 13, 2009. The page numbers referenced in this correspondence refer to the page number of Amendment No. 2.

Securities and Exchange Commission

Division of Corporation Finance

April 29, 2009

Form 10/A filed April 13, 2009

General

1.

Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Response: The Company is aware of the timing of the Form 10 and its effectiveness and intends to address all of the Staff’s comments. The Company further acknowledges that the effectiveness of the Form 10 commenced its periodic reporting obligations.

Item 1A. Risk Factors – The Banks must comply with the Bank Secrecy Act....page 26

2.

We note your response to comment 8 of our letter dated March 30, 2009. Based on your response, please revise the Risk Factor to include a discussion of the risks associated with compliance with the Bank Secrecy Act due to the fact that the Company is located and operates in Florida.

Response: In response to the Staff’s comment, this Risk Factor has been expanded to discuss the risks associated with compliance with the Bank Secrecy Act due to the fact that the Company is located and operates in Florida.

Item 2. Management’s Discussion and Analysis

Lending Activity

Allowance and Provision for Loan Losses, page 39

3.

We have reviewed your response to comment nine from our letter dated March 30, 2009. We are reissuing our comment, in part; tell us how you addressed SOP 03-3 in accounting for the Orange loans acquired. Specifically, tell us the following:

▪	the amount of net loans (i.e. loans less related allowance) on the books and records of Orange immediately prior to the acquisition;
▪	how you determined which loans, including those included in a pool, were within the scope of the SOP; and
▪	the measure or thresholds, you used to evaluate the level of credit deterioration for each loan.

Response: In connection with the Staff’s Comment, the Company re-evaluated its accounting disclosure. The Company has determined that it responded in error to Comment No. 9 (“Comment No. 9”) of the Staff’s Comment Letter, dated March 30, 2009. After further consideration and review, the Company has determined that SOP 03-3 does not apply to the accounting treatment for the loans acquired in connection with the Orange Bank acquisition.

In reviewing its accounting disclosure, the Company has determined that this error was caused by a misinterpretation of the scope, and a general misapplication of, SOP 03-3 as it pertained to Orange Bank’s loan portfolio. Upon receipt of Comment No. 9, the Company reviewed its disclosure and determined that SOP 03-3 prohibited the recordation of the acquired loans “gross” of the valuation allowance when initially accounting for the acquired loans regardless of whether

Securities and Exchange Commission

Division of Corporation Finance

April 29, 2009

the acquired loans were impaired on an individual basis. Thus, as result of that misinterpretation, the Company reduced the value of the loans acquired in the Orange Bank acquisition by $1.5 million, the amount of the valuation allowance. This accounting adjustment is reflected in Amendment No. 1. The Company reduced the value of the acquired loan portfolio despite the fact that the loan portfolio did not contain any individual impaired loans subject to SOP 03-3.

The Company has subsequently re-evaluated its accounting treatment set forth in Amendment No. 1, and determined that it had in fact applied the proper accounting treatment in the original filing of the Form 10 on February 27, 2009. Thus, the original accounting treatment is reflected in Amendment No. 2. The loans acquired from Orange Bank of Florida are shown on the balance sheet “gross” of the valuation allowance, which has been carried over per SFAS No. 5 and SFAS No. 141.

The Company has established informal policies and procedures designed to comply with SOP 03-3, particularly as it applies to the loan portfolio acquired in a business combination. As part of those policies and procedures, the Company conducted an extensive review of Orange Bank’s loan portfolio. At the time of the acquisition, the Company determined, on an individual basis, that all but one loan in the Orange Bank portfolio was performing. The single non-performing loan was evaluated using SFAS No. 114 guidance, and it was determined that no impairment existed related to this loan. This determination was subsequently supported by the receipt of full payment on this loan prior to the March 31st acquisition closing date. This non-performing loan represented 1.3% of the entire loan portfolio and the remaining loans were all current. The Company further noted during its due diligence procedures that Orange Bank utilized a 10 grade rating system to determine credit quality with grade 1 low risk and grade 10 a loss. Within these credit quality ranges, 98% of the loan portfolio was graded 1-5 and 0.8% was grade 6. Subsequent to the closing date, the Company performed a retrospective review of the acquired loan portfolio, which confirmed its initial determination that no acquired loans were impaired at the date of acquisition of Orange Bank.

Thus, based on the Company’s evaluation of the acquired loan portfolio as of the acquisition date, there were no loans that were considered in the scope of SOP 03-3. The Company has concluded that the acquired bank’s general portfolio valuation allowance was materially correct and should be carried over per SFAS No 141.

4.

Based on your response to our prior comment 9, it appears you have concluded the loans you acquired in the Orange acquisition are within the scope of SOP 03-3 (i.e. the loans have been recorded based on expected cash flows). Please revise to provide the minimum required disclosures of SOP 03-3 (see paragraphs .14 through .16).

Response: As discussed above, the Company has concluded that none of the loans acquired in the Orange Bank acquisition were within the scope of SOP 03-3, and therefore, no additional disclosure has been deemed necessary.

Notes to Consolidated Financial Statements

Note 2 – Business Combination, Page F-12

5.

We note your response to our prior comment 15, particularly the third bullet point. Considering the purchase price increased to $20,422, explain why goodwill (on the balance sheet) and the related disclosures (i.e. supplemental disclosure of cash flow information on F-8) did not increase. Please advise or revise as necessary.

Securities and Exchange Commission

Division of Corporation Finance

April 29, 2009

Response: The Company respectfully refers the Staff to Note 2 in the Company’s financial statements relating to Business Combinations and further to the last sentence in the first paragraph. At December 31, 2008, certain transaction costs related to the filing of the Registration Statement on Form 10 and stock compensation expense had not been determined. As the amounts in question represent less than two percent of the purchase price, and approximately one-half of one percent of equity, the Company believes the final determination of these amounts would have an immaterial impact on the financial statements as of December 31, 2008, and as a result, determined that restating the financial statements to record the entries in 2008 with a risk of having to change it again as of March 31, 2009 was not cost beneficial to investors. The Company intends to reflect the final acquisition accounting entries in its Form 10-Q for the period ending March 31, 2009, which covers the period ending 12 months from the date the Orange Bank acquisition closed. The Company expects the final acquisition accounting entry to be as follows (in thousands):

	Dr.	Cr.
Goodwill	423
Unearned Compensation	161
Prepaid registration expense		130
Accrued registration expense		166
Additional Paid in Capital	296	584

* * *

The Company further acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is available to discuss any of its responses with you at your convenience. Should you have any questions or want to discuss these matters further, please contact the Company’s counsel, Gregory K. Bader of Gunster, Yoakley & Stewart, P.A., at (954) 713-6407, or David C. Scileppi of Gunster at (954) 713-6433, or the undersigned at (386) 274-6024.  Facsimile transmissions may be made to the undersigned at (954) 523-1722.

Very truly yours,

Floridian Financial Group, Inc.

By:	/s/ Thomas H. Dargan, Jr.
Thomas H. Dargan, Jr.
President